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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-11918

                       TriNet Corporate Realty Trust, Inc.
             (Exact name of registrant as specified in its charter)

                       One Embarcadero Center, 33rd floor
                             San Francisco, CA 94111
                                 (510) 335-3122
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
                            $0.01 par value per share
                                Class A Preferred
                            $0.01 par value per share
                                Class B Preferred
                            $0.01 par value per share
                                Class C Preferred
                            $0.01 par value per share
            (Title of each class of securities covered by this Form)

                    $100 Million 7.30% Notes due May 15, 2001
                    $50 Million 7.95% Notes due May 15, 2006
                   $100 Million 7.70% Notes due July 15, 2017
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  |X|       Rule 12h-3(b)(1)(i)  |X|
               Rule 12g-4(a)(1)(ii) |_|       Rule 12h-3(b)(1)(ii) |_|
               Rule 12g-4(a)(2)(i)  |_|       Rule 12h-3(b)(2)(i)  |_|
               Rule 12g-4(a)(2)(ii) |_|       Rule 12h-3(b)(2)(ii) |_|
                                              Rule 15d-6           |_|

         Approximate number of holders of record as of the certification or notice date: 1
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
TriNet Corporate Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  NOVEMBER 4, 1999                     By: /s/ Robert W. Holman, Jr.
       ------------------                      ---------------------------------
                                            Name:  Robert W. Holman, Jr.
                                            Title: Chief Executive Officer